UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Brigus Gold Corp. Black Fox Project Technical Report dated January 6, 2011

99.2	Consent of Expert – Bridson

99.3	Consent of Expert – Broad

99.4	Consent of Expert – Corpuz

99.5	Consent of Expert – Gabora

99.6	Consent of Expert – Hope

99.7	Consent of Expert – Jansons

99.8	Consent of Expert – MacKenzie

99.9	Consent of Expert – Maunula

99.10	Consent of Expert – Ramsey

99.11	Consent of Expert – Silva

99.12	Consent of Expert – Tkaczuk

99.13	Brigus Gold Corp. Annual Financial Statements for the Year Ended December 31, 2012

99.14	Brigus Gold Corp. Management’s Discussion and Analysis for the Year Ended December 31, 2012

99.15	Brigus Gold Corp. Annual Information Form for the Year Ended December 31, 2012

99.16	Brigus Gold Corp. Grey Fox Project Technical Report dated June 21, 2013

99.17	Consent of Expert – Pelletier

99.18	Consent of Expert – Richard

99.19	Consent of Expert - Turcotte

99.20	Brigus Gold Corp. Condensed Interim Financial Statements for the Nine Months Ended September 30, 2013

99.21	Brigus Gold Corp. Management’s Discussion and Analysis for the Nine Months Ended September 30, 2013

99.22	Press Release dated January 13, 2014

99.23	Press Release dated January 20, 2014

99.24	Press Release dated January 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: March 11, 2014	By:	/s/ David Blaiklock

David Blaiklock
	Title:	Chief Financial Officer